

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 26, 2017

Via E-mail
Barbara Chardi
President, Chief Executive Officer and Director
Allegro Beauty Products, Inc.
2101 29th St.
San Diego, CA 92104

> **Re: Allegro Beauty Products, Inc.**
> **Amendment 3 to Registration Statement on Form S-1**
> **Filed May 17, 2017**
> **File No. 333-214549**

Dear Ms. Chardi:

We have reviewed your registration statement and have the following comments.

Plan of Distribution, page 45

1. We note your response to comment 9 of our letter dated May 11, 2017, and we reissue our comment. Please disclose how, if at all, the offering will proceed and how subscriptions will be handled in the event of and after termination of the Escrow Agreement prior to completion of the offering.

2. We note your disclosure on page 45 that if there is a termination of the escrow agreement by either party prior to the release of funds to the company, any escrowed funds will be released to the company if the company accepts the subscription agreement, or returned to the investor if the subscription agreement has not been accepted by the company. The mechanics of the release of funds in the event of termination is not address in your escrow agreement. Please advise. Please also clarify if the acceptance of the subscription needs to take place prior to the termination of the agreement.

Use of Proceeds, Page 18

3. It appears that your use of proceeds allocations exceed the total gross proceeds. For example, under the maximum offering scenario there appears to be a total allocation of $55,5000, which exceeds the maximum offering proceeds. Please revise or advise.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Via E-mail
         Jessica Nguyen, Esq.